SEC Mail Processing Section

Feb 22 2011

Washington, DC 122

UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 20549

11015882

APPROVAL	
...ber:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68358

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVARA Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 AVENUE OF THE AMERICAS 20th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRAF REPETTI & CO., LLP
(Name – *if individual, state last, first, middle name*)

1114 AVENUE OF THE AMERICAS 17TH FL (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 2/28

KW 3/10

OATH OR AFFIRMATION

I, CRAIG SCHIFFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEVARA CAPITAL MARKETS LLC, as of Feb 16, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

OMAWATTI GARDNER
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01GA6217430
My Commission Expires Feb. 8, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVARA CAPITAL MARKETS LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2010

SEVARA CAPITAL MARKETS, LLC

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT

To the Members of Sevara Capital Markets, LLC

We have audited the accompanying statement of financial condition of Sevara Capital Markets, LLC as of December 31, 2010 and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sevara Capital Markets, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co., LLP

New York, New York
February 18, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300

Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

SEVARA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	205,540
Prepaid expenses		12,233
Total Assets	$	217,773

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts payable	$	57,011
Accrued compensation and expenses		59,813
Total Current Liabilities		116,824
MEMBER'S CAPITAL		
Member's capital		100,949
Total Liabilities and Member's Capital	$	217,773

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Advisory revenue	$ 277,500
Commission revenue	30,037
Principal transactions	7,500
Total Revenues	315,037
EXPENSES	
Salaries and compensation	254,736
Professional fees	61,114
Rent	28,179
General and administrative	24,625
Regulatory expenses	16,661
Employee benefits	10,638
Travel and entertainment	9,823
Payroll taxes	4,032
Insurance	3,177
Telephone	1,854
Total Expenses	414,839
Loss from Operations	(99,802)
OTHER INCOME	
Interest income	162
Net Loss	$ (99,640)

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

Balance at December 31, 2009	$ 10,000
Capital contributions	190,589
Net loss	(99,640)
Balance at December 31, 2010	$ 100,949

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(99,640)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in current operating items:		
Changes in assets and liabilities:		
Increase in prepaid expenses		(12,233)
Increase in accounts payable		57,011
Increase in accrued compensation and expenses		59,813
Cash Provided by Operating Activities		4,951
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from members		190,589
Net Increase in Cash		195,540
Cash - Beginning of Year		10,000
Cash - End of Year	$	205,540

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Sevara Capital Markets, LLC (the "Company") was established as a limited liability company in the State of Delaware on June 22, 2009 and has been granted authority to do business in New York State. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and was granted membership with the Financial Regulatory Authority ("FINRA") on June 11, 2010. The Company provides services concerning capital raising, mergers and acquisitions, restructuring, and advisory services. The Company's principal business offices are located in New York, New York. The Company has no employees, but is wholly owned by Sevara Partners, LLC (the "Parent"), a Delaware LLC, and relies on employees of the Parent to conduct its daily business under a service level agreement.

b) Method of Accounting

The Company's financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

c) Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Income Taxes

The company is a single member LLC and as such, is a disregarded entity for income tax purposes. Earnings flow directly to the Parent and there is no provision for federal or state income taxes on the earnings of the Company. As an unincorporated business operating in New York City, the Parent is liable for the New York City Unincorporated Business Tax ("UBT"). The service agreement between the Parent and the Company requires the Company to accrue a provision of 4% of the Company's net income for its applicable UBT. No provision for UBT has been accrued for 2010.

SEVARA CAPITAL MARKETS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Cont'd)

DECEMBER 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Financial Risks

The Company is subject to various risk factors including credit risk. Credit risk is the possibility that the Company may incur a loss from the failure of a customer to make payments according to the terms of a contract.

f) Limited Liability Company

As a limited liability company, each member's liability is limited. Members, directors and officers of the Company are not obligated personally for any debt, obligation or liability of the Company solely by reason of being a member. The Company has one class of members which has a right to vote on matters concerning the Company.

g) Subsequent Events

The Company has evaluated subsequent events for the potential recognition or disclosure in the financial statements through February 18, 2011, which is the date the financial statements were available to be issued.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year. At December 31, 2010, the Company's net capital computed in accordance with this rule was $88,716 compared to a minimum requirement of $50,000. The Company's net capital ratio at December 31, 2010 was 1.32 to 1.

3. LEASE COMMITMENTS

The Parent entered into sublease for the New York office space as of June 17, 2010. The service agreement between the Company and the Parent obligates the Company to pay to the Parent 25% of certain expenses, including rent. The Company will make a monthly rental payment in the amount of $3,994. The Company will also make monthly payments for electrical utilities. The sublease expires on March 1, 2012.

Total rent expense was $28,179 for the year ended December 31, 2010.

Future minimum lease payments obligated under the non-cancelable operating lease are as follows for the years ending:

December 31, 2011	$ 47,934
December 31, 2012	$ 8,499

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had no uninsured funds as of December 31, 2010.

SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

The Members of Sevara Capital Markets, LLC

We have audited the financial statements of Sevara Capital Markets, LLC for the year ended December 31, 2010 and have issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
February 18, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

SEVARA CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2010

CREDITS	
Members' capital	$ 100,949
DEBITS	
Prepaid expenses	12,233
Net Capital	$ 88,716
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 116,824
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 50,000
Excess Net Capital	$ 38,716
Ratio: Aggregate Indebtedness to Net Capital	1.32 to 1

RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER 2010

Net capital, as reported in FOCUS report	$ 88,716

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2010.

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS, LLC.

STATEMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(i) of that rule.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of Sevara Capital Markets, LLC

In planning and performing our audit of the financial statements of Sevara Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 18, 2011

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENDENT ACCOUNTANTS' REPORT ON SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17A-5(E)(4)

To the Members of Sevara Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2010, which were agreed to by Sevara Capital Markets, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 18, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300

Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068358 FINRA DEC
SEVARA CAPITAL MARKETS LLC 7*7
1370 AVENUE OF THE AMERICAS 20TH FL
NEW YORK NY 10019-4602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

X

2. A.	General Assessment (item 2e from page 2)	$ 788
B.	Less payment made with SIPC-6 filed (exclude interest) July 2010 Date Paid	(200)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	588
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 588
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 588	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sevara Capital Markets LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PARTNER
(Title)

Dated the 10 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 315,199
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 315,199
2e. General Assessment @ .0025	$ 788 (to page 1, line 2.A.)